SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
OCI Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Ceyda Pence
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Wyoming Holding Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* SC (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Wyoming Holding Co., to be renamed Ciner Wyoming Holding Co. (“Ciner Holding”) shortly after the filing of this Schedule 13D, is the record owner of 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in OCI Resources LP, a Delaware limited partnership, whose name will be changed to Ciner Resources LP (the “Issuer”) shortly after the filing of this Schedule 13D. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated

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Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.
** Calculation of percentage is based on a total of 9,819,401 common units outstanding on October 21, 2015.

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CUSIP No. 67081B 106

1	Name of Reporting Person OCI Chemical Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Chemical Corporation, to be renamed Ciner Resources Corporation shortly after the filing of this Schedule 13D (“Ciner Resources”), may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by its direct subsidiary, Ciner

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Holding. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.
** Calculation of percentage is based on a total of 9,819,401 common units outstanding on October 21, 2015.

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CUSIP No. 67081B 106

1	Name of Reporting Person Ciner Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* Ciner Enterprises Inc. may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner

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Holding. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.
** Calculation of percentage is based on a total of 9,819,401 common units outstanding on October 21, 2015.

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CUSIP No. 67081B 106

1	Name of Reporting Person Akkan Enerji ve Madencilik Anonim Şirketi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Turkey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* Akkan Enerji ve Madencilik Anonim Şirketi may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by its indirect

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subsidiary, Ciner Holding. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.
** Calculation of percentage is based on a total of 9,819,401 common units outstanding on October 21, 2015.

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CUSIP No. 67081B 106

1	Name of Reporting Person Turgay Ciner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Turkey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person IN

* Turgay Ciner may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by Ciner Holding due to his 100% ownership of

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Akkan Enerji ve Madencilik Anonim Şirketi, an indirect parent of Ciner Holding. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.
** Calculation of percentage is based on a total of 9,819,401 common units outstanding on October 21, 2015.

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Item 1.    Security and Issuer
This Schedule 13D (as amended and restated or otherwise modified, this “Schedule 13D”) relates to common units representing limited partner interests of OCI Resources LP, a Delaware limited partnership, whose name will be changed shortly after the filing of this Schedule 13D to Ciner Resources LP (the “Issuer”). Ciner Holding and Ciner Resources (each as defined below) previously filed a Schedule 13D, dated as of September 27, 2013 (as subsequently amended and restated, the “Original Schedule 13D”), in respect of their ownership of common units of the Issuer. This Schedule 13D hereby amends and restates in its entirety the Original Schedule 13D, including each amendment thereto.
Item 2.    Identity and Background
(a)    This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, attached as Exhibit C hereto, among (i) OCI Wyoming Holding Co., a Delaware corporation whose name will be changed shortly after the filing of this Schedule 13D to Ciner Wyoming Holding Co. (“Ciner Holding”), (ii) OCI Chemical Corporation, a Delaware corporation whose name will be changed shortly after the filing of this Schedule 13D to Ciner Resources Corporation (“Ciner Resources”), (iii) Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), (iv) Akkan Enerji ve Madencilik Anonim Şirketi, a Turkish company (“Akkan”) and (v) Turgay Ciner, a Turkish citizen (“Mr. Ciner” and collectively with Ciner Holding, Ciner Resources, Ciner Enterprises and Akkan, the “Reporting Persons”).
Ciner Holding is a limited partner of the Issuer with a 72.8% limited partner interest in the Issuer (computed on a fully diluted basis assuming the conversion of subordinated units) and owns all of the ownership interests of OCI Resource Partners, LLC, the general partner of the Issuer whose name will be changed following the Acquisition (as defined below) to Ciner Resource Partners LLC (the “General Partner”), which holds a 2% general partner interest in the Issuer. Ciner Resources owns all of the ownership interests of Ciner Holding. On October 23, 2015, Ciner Enterprises acquired 100% of the ownership interests of Ciner Resources (the “Acquisition”). Akkan owns all of the ownership interests of Ciner Enterprises. Mr. Ciner owns all of the ownership interests of Akkan.
(b)    The business address of the Ciner Holding, Ciner Resources and Ciner Enterprises is Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328. The business address of Akkan is Şehitmuhtar Cad., 38/1 Taksim, Beyoglu Istanbul, Turkey. The business address of Mr. Ciner is Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey.
(c)    Mr. Ciner, the ultimate owner of Ciner Holding, currently serves as the Chairman of the Ciner Group, whose headquarters is located at Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey. Ciner Group is a Turkish conglomerate of companies engaged in the energy and mining (including soda ash mining in Turkey), media and shipping markets. Akkan is a shell company with no operations, with its principal offices located at Paşalimanı Caddesi No:41 34674 Üsküdar, İstanbul, Turkey. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal business consists of soda ash mining in Green River, Wyoming. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal offices are located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Each of the Reporting Persons, other than Mr. Ciner, has a board of directors and executive officers. The name and present principal occupation of each director (the “Covered Directors”) and executive officer of Ciner Holding, Ciner Resources, Ciner Enterprises and Akkan (the “Covered Officers” and, together with the Covered Directors, the “Covered Individuals”) is set forth in the table below.

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Name	Position
Ciner Holding
Kirk H. Milling	President and Chief Executive Officer
Kevin Kremke	Chief Financial Officer
Nicole C. Daniel	General Counsel and Secretary
Ceyda Pence	Director
Derek Swanson	Assistant Secretary
Tarlan Ogüz Erkan	Director

Ciner Resources
Kirk H. Milling	President and Chief Executive Officer
Kevin Kremke	Chief Financial Officer
Nicole C. Daniel	Vice President, General Counsel and Corporate Secretary
Derek Swanson	Assistant Secretary
Ceyda Pence	Director and Vice President
Doğan Pence	Director
Mehmet Ali Erdoğan	Director
Gürsel Usta	Director
Tarlan Ogüz Erkan	Director

Ciner Enterprises
Ceyda Pence	Director, President, Chief Executive Officer, Chief Financial Officer and Secretary
Tarlan Ogüz Erkan	Director

Akkan
Turgay Ciner	President

All the Covered Individuals are United States citizens, with the exception of Mr. Ciner, Ceyda Pence, Dogan Pence and Gürsel Usta, who are citizens of the Republic of Turkey, and Mehmet Ali Erdoğan, who is a British citizen. Each of the Covered Officers’ business address is c/o Ciner Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Mehmet Ali Erdoğan is a Principal at Regnum Solicitors, and his business address is 13 Ramsgate Street, London E82FD, United Kingdom. Dogan Pence is the Chief Financial Officer of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey. Tarlan Ogüz Erkan is a Director of the Ciner Group, with a focus on Business Development and International Affairs, and his business address is 23 College Hill, London EC4R2RP, United Kingdom. Gürsel Usta is the Executive Manager of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey.
(d) — (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Ciner is a citizen of the Republic of Turkey.

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Item 3.    Source and Amount of Funds or Other Consideration
The Reporting Persons obtained the funds used to consummate the Acquisition and pay related amounts from an aggregate of $50 million of capital contributions from affiliates of Akkan and by borrowing an aggregate of $400 million under two credit facilities, each dated as of October 5, 2015.
The first credit facility is a $200 million credit facility (as amended and restated or otherwise modified, the “Turkish Credit Facility”), between Akkan, as borrower, and Türkiye İş Bankası A.Ş. Kozyataği Corporate Branch (“Isbank”), as lender, and certain other persons party thereto. Akkan's obligations under the Turkish Credit Facility are guaranteed by certain affiliates of Akkan (the “Guarantors”) and are secured by certain assets. The Turkish Credit Facility matures on October 22, 2025.
The second credit facility is a $200 million credit facility (as amended and restated or otherwise modified, the “U.S. Credit Facility”), between Ciner Enterprises, as borrower, and Isbank, as lender, and certain other persons party thereto. Ciner Enterprises' obligations under the U.S. Credit Facility are guaranteed by Ciner Resources and Ciner Holding (the “U.S. Guarantors”) along with the Guarantors and are secured by certain assets including the common units and subordinated units owned by Ciner Holding. The U.S. Credit Facility matures on October 22, 2025.
Item 4.    Purpose of Transaction
Ciner Enterprises acquired Ciner Resources as a long-term strategic investment in soda ash mining and production operations in the United States, a business complementary to others operated by the Reporting Persons and their affiliates outside the United States.
The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D.
(a)    The subordinated units owned of record by Ciner Holding are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement (as described below). The Issuer may grant common units, phantom units, distribution equivalent rights, cash awards and other unit based awards to employees, non-employee directors of the General Partner or certain of its affiliates, and consultants of the Issuer, the General Partner or certain of its affiliates pursuant to the OCI Resource Partners LLC 2013 Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire common units for issuance pursuant to the 2013 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.
(d)    The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Ciner Holding, its sole member. Certain of Ciner Holding’s executive officers and directors also serve as executive officers and/or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Ciner Holding will have the ability to elect all the members of the board of directors of the General Partner. Following the Acquisition and pursuant to the Purchase Agreement, Ceyda Pence and Dogan Pence were added as members of the board of directors of the General Partner.
(a) - (j) The Reporting Persons, as investors in the Issuer, intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other unitholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of this Item 4, including purchase or sale of common or subordinated units, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, actions that may impede the acquisition of control of the Issuer by any person, shared service agreements, collaborations, joint ventures and other business arrangements between or

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involving the Reporting Persons or any affiliate thereof and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the common units will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the common units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.
Item 5.    Interest in Securities of the Issuer
(a)    Ciner Holding is the record and beneficial owner of 4,775,500 common units, which, based on there being 9,819,401 common units outstanding as of October 21, 2015, represents 48.63% of the outstanding common units of the Issuer. Ciner Holding is also the record and beneficial owner of 9,775,500 subordinated units, which represent all of the outstanding subordinated units of the Issuer as of October 21, 2015. The subordinated units will convert into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
None of Ciner Resources, Ciner Enterprises, Akkan or Mr. Ciner directly owns any common units or subordinated units of the Issuer; however, each of Ciner Resources, as the owner of all of the ownership interest of Ciner Holding, Ciner Enterprises, as the owner of all of the ownership interest of Ciner Resources, Akkan, as the owner of all of the ownership interest of Ciner Enterprises, and Mr. Ciner, as the owner of all of the ownership interest of Akkan, may be deemed to beneficially own the 4,775,500 common units representing 48.63% of the outstanding common units of the Issuer and the 9,775,500 subordinated units representing all of the subordinated units of the Issuer held of record by Ciner Holding as of October 21, 2015. Accordingly, on a fully diluted basis assuming the conversion of all of the subordinated units into common units, Ciner Holding may be considered to hold a 72.8% limited partner interest in the Issuer.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days.
(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.
(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Partnership Agreement
The General Partner, as the sole general partner of the Issuer, and Ciner Holding, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

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Cash Distributions
The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.5000 per common unit per quarter ($2.00 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.
The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”
The Partnership Agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.5000 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units.
The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter during the subordination period in the following manner:
•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;
•                  second, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;
•                  third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner, until the Issuer distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and
•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.
If cash distributions to the unitholders exceed $0.5750 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”
The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the subordination period in the following manner:
•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and
•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.
Conversion of Subordinated Units
The subordination period generally will end on the first business day after the Issuer has earned and paid at least $2.00 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided that there are no arrearages on the common units at that time. In addition, the

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subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.
When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.
Issuance of Additional Units
The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.
Limited Voting Rights
The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s outstanding units, including units owned by the General Partner and its affiliates, voting together as a single class. Because Ciner Holding owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.
Limited Call Right
If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.
Registration Rights
Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
The General Partner’s Limited Liability Company Agreement
Under the General Partner LLC Agreement (as described below), Ciner Holding has the right to elect the members of the board of directors of the General Partner.
Pledge of Units
As described in Item 3 above, Ciner Holding has pledged the common units and subordinated units it holds to secure the U.S. Credit Agreement, which includes events of default that are customary for loan agreements of this type.
To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and Amendment No. 1 to the Partnership Agreement filed as Exhibit 3.1 to the

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Issuer's current report on Form 8-K filed on May 7, 2014, which are incorporated in their entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT A
First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 18, 2013 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT B
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of May 2, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer's current report on Form 8-K filed on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT C
Amended and Restated Limited Liability Company Agreement of OCI Resource Partners LLC, dated as of September 18, 2013 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT D	Joint Filing Agreement (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2015

TURGAY CINER

	By:	/s/ Turgay Ciner
		Name:	Turgay Ciner

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2015

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

	By:	/s/ Turgay Ciner
		Name:	Turgay Ciner
		Title:	President

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2015

CINER ENTERPRISES INC.

	By:	/s/ Ceyda Pence
		Name:	Ceyda Pence
		Title:	President, Chief Executive Officer, Chief Financial Officer and Secretary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2015

OCI CHEMICAL CORPORATION

	By:	/s/ Kevin Kremke
		Name:	Kevin Kremke
		Title:	Chief Financial Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2015

OCI WYOMING HOLDING CO.

	By:	/s/ Kevin Kremke
		Name:	Kevin Kremke
		Title:	Chief Financial Officer

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EXHIBIT INDEX

EXHIBIT A
First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 18, 2013 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT B
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of May 2, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer's current report on Form 8-K filed on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT C
Amended and Restated Limited Liability Company Agreement of OCI Resource Partners LLC, dated as of September 18, 2013 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT D	Joint Filing Agreement (filed herewith).

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